FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Completes Acquisition of BluePhoenix’s AppBuilder Activity

PRESS RELEASE

Magic Software Completes Acquisition of BluePhoenix’s AppBuilder Activity

Acquisition Offers Significant Technology and Business Synergies

Or Yehuda, Israel, December 27, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that it has completed its acquisition of BluePhoenix’s AppBuilder activity for $13.5 million.

In accordance with the terms of the acquisition agreement, the net amount paid to BluePhoenix at closing was $13.5 million. $4 million from the amount of the consideration due to BluePhoenix will be held in escrow accounts pending fulfillment of certain obligations of BluePhoenix under the sale agreement.

Commenting on the acquisition, Guy Bernstein, CEO of Magic Software, said: “We are pleased to have completed this important acquisition, which broadens Magic Software’s product portfolio and strengthens our presence in numerous global markets, including Asia and Europe. We plan to develop and invest in all aspects of AppBuilder’s activity, including offering increased support for its customers.”

AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions to companies from diverse industries and vertical markets, such as automotive, banking and financial services, insurance, manufacturing, and retail. The BluePhoenix portfolio includes a comprehensive suite of tools and services, from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal.

For more information, visit www.bphx.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Company Contact:

Amit Birk, VP M&A

Magic Software Enterprises

Tel: +972 (0)3 538 9480

abirk@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Completes Acquisition of BluePhoenix’s AppBuilder Activity

Exhibit 10.1